June 14, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Folake Ayoola

Re:	Starboard Value Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed May 13, 2021

File No. 001-39496

Dear Ms. Ayoola:

On behalf of Starboard Value Acquisition Corp. (the “Company” or “SVAC”), reference is made to the letter dated June 9, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced preliminary proxy statement (the “Preliminary Proxy”). Separately today, the Company has submitted to the Commission Amendment No. 1 to the Preliminary Proxy (“Amendment No. 1”) through EDGAR in response to the Staff’s comment. Amendment No. 1 has been marked to indicate changes from the Preliminary Proxy.

For your convenience, we have set forth below the Staff’s comment as set forth in the Comment Letter, followed by the Company’s response thereto (including page references to Amendment No. 1, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Preliminary Proxy Statement on Schedule 14A filed May 13, 2021

Questions and Answers about the Proposals for SVAC Stockholders

What consideration will the Cyxtera Stockholder receive in the Business Combination?, page 8

1.

We note that, at the effective time of the First Merger, SVAC shall issue 106,100,000 shares of Class A common stock to the Cyxtera Stockholder. Please provide the approximate dollar value of the merger consideration and disclose that the market value of the shares to be issued could vary from the market value as of the date of the proxy statement. In this regard, we note that the $9.92 per share value you used on the proxy statement cover page is based on the average of the high and low prices of Starboard Value Acquisition Corp. Class A common stock reported on the Nasdaq Stock Market on May 11, 2021.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 8, 9, 20 and 123 of Amendment No. 1.

Summary of the Proxy Statement

Summary of Risk Factors, page 28

2.

Please revise the bullet point that states “Cyxtera has incurred substantial losses in the past and may incur additional losses in the future” to quantify their net losses for each of the reporting periods. Additionally, please revise the last bullet point to quantify Cyxtera’s indebtedness.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 29 and 30 of Amendment No. 1 to quantify Cyxtera’s net losses for each of the reporting periods and to quantify Cyxtera’s indebtedness.

Risk Factors, page 43

3.

On page 173, you state that “Lumen accounts for more than 5% of Cyxtera’s annual revenues (approximately 13% in 2020) and Cyxtera’s top 20 customers account for approximately 42% of total revenues on a combined basis.” Similarly, on page 182, you state that “Cyxtera’s largest customer accounted for approximately 15% of its recurring revenues on average for the years ended December 31, 2020, 2019 and 2018. Cyxtera’s 50 largest customers accounted for approximately 57%, 59% and 55%, respectively, of its recurring revenues for the years ended December 31, 2020, 2019 and 2018.” Please provide risk factor disclosure related to Cyxtera’s customer concentration and, where applicable, discuss the material terms of the agreements with these customers, including, but not limited to, terms and termination provisions.

Response: The Company acknowledges the Staff’s comment and has added risk factor disclosure on page 51 of Amendment No. 1 related to Cyxtera’s customer concentration, including within such disclosure information concerning the term and termination provisions of such agreements.

Cyxtera’s government customers, contracts and subcontracts may subject it to additional risks, page 51

4.	To the extent material, please quantify the amount or percentages of revenue generated from government contracts that may be terminated at any time, without cause.

Response: Cyxtera has advised the Company that the amount or percentages of revenue generated from government contracts that may be terminated at any time, without cause, are not material as such revenues are generated from many individual service agreements aggregating to less than 3% of total revenues. As a result, the Company respectfully advises the Staff that it has not included disclosure in Amendment No. 1 quantifying the amount or percentages of revenue generated from such contracts.

The BC Stockholder and the Medina Stockholder will own a substantial amount of equity interests in us, page 79

5.

You state that as of the closing of the Transactions, the Cyxtera Stockholder will beneficially hold approximately 58.4 % of the Class A common stock. Please clarify whether the company will be a “controlled company” under the definition of the applicable listing exchange immediately after the closing of the Transactions and provide applicable disclosure to the extent appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 33 and 223 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information

Description of the Transactions, page 82

6.

You indicate the maximum redemption scenario is based on the maximum number of redemptions that may occur but which would still provide sufficient cash to satisfy the minimum cash condition. Please revise to clarify whether the public shareholders have the ability to redeem shares such that the minimum cash condition may not be met. If so, disclose whether the merger will still be consummated if that happens or tell us how you intend to fund any additional redemptions. As applicable, consider including an additional pro forma column that assumes 100% of the shares are redeemed. If the shareholders do not have the ability to redeem additional shares, tell us what conditions are in place to restrict such redemptions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 38, 84 and 91 of Amendment No. 1 to clarify that: (a) public shareholders do have the ability to redeem shares such that the minimum cash condition may not be met, and (b) if the minimum cash condition is not met, the proposed business combination would not be consummated unless Cyxtera agrees, in its sole discretion, to waive such condition. Accordingly, the Company respectfully advises the Staff that the presentation of an additional pro forma column that assumes 100% of the shares are redeemed would not provide investors with information about the continuing impact of the proposed business combination on Cyxtera’s historical financial statements as the terms of the merger agreement do not provide for the merger to be consummated in such a scenario absent a waiver that may or may not be granted by Cyxtera. Furthermore, the addition of such a column would not provide investors with information concerning the range of redemption scenarios that could result in redemptions above the amount that would cause the minimum cash condition not to be satisfied but below 100% of all shares. To provide investors with such information, the Company has revised the introductory paragraph of the unaudited pro forma financial information appearing on pages 38, 84 and 91 of Amendment No. 1 to include, in narrative form, disclosure quantifying the impact on Cyxtera’s historical financial information for every one million shares of additional public stockholder redemptions ($10 million reduction in cash proceeds) beyond the minimum aggregate business combination proceeds should Cyxtera agree to waive the minimum cash condition.

Adjustment to Unaudited Pro Forma Condensed Combined Balance Sheet, page 89

7.

We note your adjustment “(I)”, which is to reflect the reclassification of SVAC historical accumulated deficit to additional paid-in capital. It would appear that such adjustment should be a credit of $27.1 million to accumulated deficit and a corresponding debit to additional paid-in capital; however, you are reflecting the debit to accumulated deficit and the credit to additional paid in capital. Please revise or explain.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 87 of Amendment No. 1 to reflect the adjustment “(I)” as a credit to accumulated deficit and a corresponding debit to additional paid-in capital.

Background of the Business Combination, page 99

8.

You state that “SVAC’s management team evaluated over 300 potential business combination targets, made contact with representatives of dozens such potential combination targets to discuss the potential for a business combination transaction and entered into non-disclosure agreements with 11 such potential business combination targets.” Please disclose the point at which the potential alternatives were eliminated from consideration and the reasons why as well as the bases for your determination that Cyxtera was the most attractive business combination target of the 11.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 105-106 of Amendment No. 1.

9.

Please discuss the negotiations regarding the enterprise value and the other material terms from the non-binding indication of interest until execution of the merger agreement. For example, clarify whether what was proposed by one party with respect to the enterprise value and other material terms was agreed to by the other party or whether a counteroffer was made. If there was a counteroffer, explain how the parties came to an agreement on the final material term. Also disclose how SVAC determined the enterprise value during negotiation of the merger agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 105 to 110 of Amendment No. 1 to disclose the negotiations regarding the enterprise value and the other material terms from the non-binding indication of interest until execution of the merger agreement. The Company has also added disclosure on page 107 of Amendment No. 1 noting that during the period of time from the signing of the Letter of Intent through the negotiations and ultimate signing of the Merger Agreement, the enterprise value detailed in the Letter of Intent remained unchanged and was determined by SVAC as described on pages 115-118 of Amendment No. 1.

10.

Please discuss how the parties arrived at the exact terms of the merger agreement, including how the merger consideration and post-combination ownership structure and percentages were determined, and expand your discussion regarding the negotiations for the PIPE financing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 107 of Amendment No. 1 to discuss how the parties arrived at the exact terms of the merger agreement, including how the merger consideration and post- combination ownership structure and percentages were determined, and has revised the disclosure on pages 107-109 of Amendment No. 1 to expand the discussion regarding the negotiations for the PIPE financing.

Proposal Number 1 — The Business Combination Proposal

SVACs Board of Directors Reasons for the Approval of the Business Combination, page 103

11.

You state on page 104 that although SVAC’s board of directors did not seek a third-party valuation, the SVAC board of directors relied on reports from SVAC’s various consultants and advisors. If a report, opinion or appraisal materially related to the transaction has been received from an outside party and referred to in the proxy statement, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. Please refer to Item 14(b)(6) of Schedule 14A. Alternatively, please tell us why you do not believe Item 14(b)(6) applies.

Response: In response to the Staff’s comment, the Company respectfully submits that the materials referenced were prepared by the Company’s outside consultants and advisors as part of its due diligence on Cyxtera and do not constitute reports, opinions or appraisals within the meaning of Item 1015 of Regulation M-A.

In connection with its due diligence on Cyxtera, the Company engaged each of the consultants and advisors referenced in the Preliminary Proxy to review certain aspects of Cyxtera’s business based on each of the consultants’ respective expertise and to review materials provided by Cyxtera. Each industry consultant produced a summary of his or her review in connection therewith. These due diligence summaries focused on diligence regarding Cyxtera’s data center facilities, markets, financials and matters related to cybersecurity, insurance and employee benefits. None of these materials opined on the value of Cyxtera’s assets or the fairness of the consideration offered in the Business Combination and further, none of these consultants were informed of the terms of the Merger Agreement entered into in connection with the Business Combination or the implied valuation of Cyxtera. None of the industry consultants arrived at any conclusions or made any recommendations regarding the value of Cyxtera, whether SVAC should or should not proceed with the Business Combination, or the fairness of the Business Combination. Given the limited nature of the services provided by the industry consultants, the Company respectfully submits that the requirements of Item 1015(b) of Regulation M-A are not applicable to the materials prepared by these industry consultants.

Additionally, the Company has revised the disclosure on page 111 of Amendment No. 1 to clarify that these industry consultants produced due diligence summaries, as opposed to reports, opinions or appraisals within the meaning of Item 1015 of Regulation M-A.

Unaudited Prospective Financial Information, page 107

12.

Please describe in greater detail all material analyses the board relied upon in evaluating the financial aspects of the business combination, including the analyses that led to your conclusion that the aggregate merger consideration reflects an attractive valuation. If such analyses were not performed, please disclose this information. Additionally, if there were any analyses that did not support the fairness of the transaction, please include appropriate disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 115-117 of Amendment No. 1.

13.

You state that “the management of Cyxtera has prepared the prospective financial information... to present the key elements of the forecasts provided to SVAC.” On page 107, you describe these as “certain summarized prospective financial information regarding Cyxtera for 2021 and 2022.” Please tell us if you have disclosed all the projections provided to SVAC, or only key elements. If you have not provided all projects given to SVAC, revise to include all material projections or tell us why you believe any projections not included in the document are not material. In addition, tell us whether any other information was provided to SVAC to support the projections. If so, disclose the material estimates and hypothetical assumptions upon which they are based. Finally, if projections were prepared by the Board, separate from those offered by Cyxtera, please provide those projections or tell us why they are not material to investors.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has included in the Preliminary Proxy all material prospective financial information provided to the Company by Cyxtera’s management that the Company’s board of directors considered when evaluating the proposed Business Combination. Additionally, the Company advises the Staff that projections were not prepared by the Company’s board aside from those offered by Cyxtera. While additional prospective financial information was provided to the Company by Cyxtera’s management during the due diligence process, the Company’s board evaluated Cyxtera on the basis of key elements of those projections believed to provide the best insight into Cyxtera’s projected financial performance and valuation relative to its peers. The other prospective financial information provided to the Company by Cyxtera’s management and not presented in the Preliminary Proxy was not material because such information: (a) did not relate to such key metrics, (b) consisted of elements included in the calculation of the key metrics for which projections were presented and/or (c) related to later periods and were therefore viewed as less indicative of future performance.

Satisfaction of 80% Test, page 108

14.

Please disclose the components of the enterprise value calculation and clarify specifically how SVAC management determined the enterprise value of Cyxtera to conclude that $3.425 billion was a fair valuation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 118 of Amendment No. 1.

Cautionary Note Regarding Forward-Looking Statements, page 161

15.

We note your reliance upon the safe harbor provided by Section 27A(b)(1)(B) of the Securities Act and Section 21E(b)(1)(B) of the Exchange Act for forward-looking statements. However it is unclear whether this safe harbor is available for forward-looking statements made in connection with a SPAC merger. Therefore, please qualify your assertion with a statement indicating that there is uncertainty as to the availability of the safe harbor in connection with a SPAC merger.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 170 of Amendment No. 1.

Business of Cyxtera

Data Center Industry, page 167

16.

We note your reference to market data provided by IDC’s Worldwide Datacenter Installation Census and Construction Forecast and Structure Research. Please tell us whether you commissioned any third party report for use in connection with this transaction. If so, please tell us what consideration you gave to providing the information required by Item 14(b)(6) of Schedule 14A.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure requested by the Staff with respect to Item 14(b)(6) of Schedule 14A is not applicable, as the disclosure does not reference any “report, opinion or appraisal” by either Cyxtera or SVAC. See Item 14(b)(6) of Schedule 14A. The reports from IDC, Structure Research and others cited in the Preliminary Proxy were not commissioned by the Company, Cyxtera or any other party acting on their behalf for use in connection with the transaction. The Company respectfully advises the Staff that no third party reports as defined under Item 14(b)(6) were commissioned for use in connection with this transaction or the Preliminary Proxy.

Key Operational and Business Metrics, page 181

17.

You state that MRR is calculated as the Total Contract Value/Term of Contract (months), where the Total Contract Value is the total value of a contract including recurring and non-recurring charges for the service period defined by the contract. Please revise to clarify if this measure is calculated at a point in time (e.g. last month of the period) or whether it represents an average for a particular period (e.g. average MRR for fiscal year). Clarify whether this measure includes both colocation services that have durations of up to 3 years and interconnection services, which you indicate have month-to-month contract terms. Lastly, you refer to both MRR and contracted MRR. To the extent these measures differ, revise to ensure that you separately define each measure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 193 of Amendment No. 1 to clarify that “Bookings” are calculated at contract execution (e.g. at a point in time). The Company has also added disclosure within the description of the Key Operational and Business Metric of “Bookings” to clarify that MRR includes both colocation and interconnection services. Cyxtera has advised the Company that the terms “MRR” and “contracted MRR” were used interchangeably and do not refer to separate or different measures. Accordingly, the Company has revised the disclosure on page 193 of Amendment No. 1 to change the references to “contracted MRR” to refer to “MRR”.

18.

You define bookings as the net increase of contracted MRR. Please revise to disclose the MRR amounts used in your bookings calculations, noting the periods to which they relate, to give context to the net increase in the amounts disclosed. Further, revise to explain your reference to “net” increase. In this regard, it is unclear what this measure is net of and how that is considered in the calculation. Similar, revisions, additions and clarifications should be made with regards to your churn metric.

Response: Cyxtera has advised the Company that Bookings is defined as the increase in MRR. Accordingly, the Company has revised the disclosure on page 193 of Amendment No. 1 to correct the definition of bookings to remove the reference to “net” increase. The Company has similarly revised the definition of Churn to remove the reference to “net” decreases in MRR.

19.

Please tell us whether Cyxtera’s considers interconnection revenue and utilization rate to be key business metrics that management uses to manage the business. If so, please tell us your consideration of disclosing these measures for each of the periods presented. We refer you to Section III.B of SEC Release 33-10751.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as disclosed on page 193 of Amendment No. 1, Cyxtera utilizes the following key operational and business metrics to manage its business and assess the results of operations: total recurring and non-recurring revenue; Bookings and Churn. Although interconnection revenue and utilization rate provide helpful insights into certain elements of Cyxtera’s business, both measures are considered by Cyxtera’s management to be indirect or secondary measures of performance. As a result, Cyxtera’s management utilizes the primary performance measures described above to manage and assess the performance of its business and does not believe that further information with regard to these metrics is necessary for investors to evaluate Cyxtera’s performance relative to its peer group or its historic performance. Specifically, while interconnection revenue provides useful insights into the density of Cyxtera’s ecosystem, interconnection revenue is a relatively small portion of Cyxtera’s overall business (approximately 10% of total revenues) that is primarily driven by changes in the total amount of data center services consumed. Therefore, Cyxtera’s management manages its business by reference to total recurring and non-recurring revenue. Similarly, while utilization rate provides useful insights into Cyxtera’s potential future capital expenditure needs, changes in utilization rate are ultimately indirect measures of Bookings and Churn activity and is often a lagging indicator of such metrics.

Key Components of Results of Operations, page 182

20.

You indicate that during the past three years, more than 80% of your monthly recurring revenue bookings came from existing customers. Since you state that bookings is the net increase in contracted MRR, please revise to clarify what “monthly recurring revenue bookings” is and how you determine the portion of such measure derived from existing customers. Further, revise to state the exact percentage derived from existing customers for all periods presented.

Response: The Company acknowledges the Staff’s comment and has revised the definition of “Bookings” to remove the references to “net” increases in MRR. The Company has also revised the disclosure on page 193 of Amendment No. 1 to revise the reference to “monthly recurring revenue Bookings” to refer only to “Bookings”, to explain how Cyxtera determines the portion of Bookings derived from existing customers and to provide the exact percentage of Bookings derived from existing customers for all periods presented.

21.

Please provide us with a breakdown of the various services included in your recurring revenue for each period presented. As certain of your services are offered on a month-to-month contract basis and subject to potential termination more frequently then your colocation services, tell us your consideration to separately discuss such services and the potential risk to your operations should the monthly contracts not renew.

Response: The Company acknowledges the Staff’s comment and respectfully provides the Staff with the following table presenting a breakdown of the various services included in Cyxtera’s recurring revenue for each period presented:

(amounts in millions)	2020	2019	2018
Colocation revenue	$561.0	$569.2	$614.6
Interconnect revenue	$70.8	$67.7	$64.4
Variable revenue	$25.3	$20.8	$12.8
Total Recurring Revenue	$657.4	$648.6	$691.8

The Company respectfully advises the Staff that Cyxtera does not believe that the non-renewal of month-to-month contracts poses a material risk to its operations. Cyxtera’s month-to-month services primarily consist of interconnection services. Such services establish connections between colocation customers within Cyxtera’s data center facilities and their preferred network service providers, low latency public cloud on-ramps and a wide range of technology and network service providers and business partners. Each of these connections generally reflects a business relationship between a Cyxtera colocation customer and a business partner or service provider, and enables a service that is either critical to the customer’s full use of the colocation environment or supports the business function housed within its colocation environment. Furthermore, such business relationships often involve committed terms for the underlying service being consumed by Cyxtera’s colocation customer through such interconnection. As a result, in Cyxtera’s experience, interconnections remain stable over time.

22.

Please separately quantify the amount of revenue reduction impacted by the data center closures, non-renewal of contracts, and regular Churn dynamics. Additionally, for additional context, where applicable, please quantify the number of data centers owned by Cyxtera for the periods presented.

Response: The Company respectfully advises the Staff that “non-renewal of contracts” is included within Churn. Cyxtera has advised the Company that it does not generally view “non-renewal of contracts” to be a meaningful additional category of Churn and does not separately track such category for purposes of monitoring and assessing the performance of its business. Accordingly, the Company has revised the disclosure on page 193 of Amendment No. 1 to eliminate the reference to “non-renewal of contracts”. In addition, the Company has added disclosure on page 200 of Amendment No. 1 to quantify the number of data centers owned by Cyxtera for the periods presented.

Beneficial Ownership of Securities, page 219

23.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 234-238 of Amendment No. 1 to disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities in the beneficial ownership table. With respect to the “Other 5% Stockholders” listed in the table on page 234 of Amendment No. 1, the Company revised footnotes 4, 6 and 7 to the table in response to the Staff’s comment based on such 5% stockholders’ Schedules 13G/A filed with the Commission.

With respect to SVAC Sponsor LLC (tables on pages 234 and 237 of Amendment No. 1), the Company respectfully submits that SVAC Manager LLC, the manager of the Sponsor, is governed by a board of directors, which acts by majority vote. No member of the board of directors has any veto rights. Therefore, there is no natural person who exercises voting and/or dispositive powers with respect to the securities owned by the Sponsor.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-41

24.

Tell us how much revenue was recognized from contract settlements in each period presented. Further, tell us why such amounts are recognized ratably over the remaining term of the contract when the contract has been terminated and, to the extent amounts are material, revise your disclosures accordingly.

Response: Cyxtera has advised the Company that it did not recognize any revenue from contract settlements during any of the periods presented. Accordingly, the Company has revised the disclosure of Cyxtera’s policy on pages 207 and F-87 of Amendment No. 1 to remove the disclosure relating to the recognition of revenue from contract settlements.

Note 5. Revenue, page F-49

25.

You disclose the remaining performance obligations do not include variable consideration such as the usage of metered power. Please tell us the amount of variable consideration recognized for usage and how it is recognized during the contract term. To the extent material, revise your policy disclosures accordingly.

Response: Cyxtera has advised the Company that variable consideration, such as the usage of metered power, are separate unsatisfied performance obligations and are not estimated at the time a customer enters into a contract. Instead, Cyxtera recognizes variable consideration services as the services are consumed. Cyxtera has advised the Company that revenue recognized for usage of variable consideration services was $25.3 million, $20.8 million, and $12.8 million for the years ended December 31, 2020, 2019 and 2018, respectively, which represents 3.7%, 3.1% and 1.8% of Cyxtera’s total revenues for such respective periods. The Company respectfully advises the Staff that, if the revenues associated with any variable consideration services become material to Cyxtera’s financial statements and/or are required to be disclosed pursuant to Rule 5-03 paragraph (b) of Regulation S-X in the future, the Company will adjust its future filings to include disclosure on how Cyxtera recognizes such revenues during the contract term and the amount of such revenues. Amounts and percentages related to 2018 are estimates based on the best available information.

Note 14. Profit interest units of SIS Holdings LP, page F-58

26.

We note there are profit interest units outstanding as of December 31, 2020, which are Class B limited partnership units in SIS Holdings LP. Please tell us what happens to these units in the proposed business combination, if anything, and how they will be accounted for going forward. Revise your disclosures where appropriate.

Response: Cyxtera has advised the Company that the Class B limited partnership units in SIS Holdings LP will not be impacted by the proposed transaction. Specifically, the transaction will not result in any acceleration or modification of vesting of outstanding Class B limited partnership units and no profits or other consideration will be distributed to the holders of these units as a result of the consummation of the transaction. The accounting for the Class B limited partnership units going forward will be consistent with the historical treatment (i.e., the recognition of compensation expense related to the Class B limited partnership units on a straight line basis over the service period as described in Note 14 to Cyxtera’s Consolidated Financial Statements included in the Preliminary Proxy and Amendment No. 1). Accordingly, the Company respectfully advises the Staff that it does not believe additional disclosure regarding the Class B limited partnership units is appropriate or necessary.

General

27.

You state that approval of each of the Business Combination Proposal, the Nasdaq Proposal, the Director Election Proposal, the 2021 Incentive Plan Proposal and the Adjournment Proposal requires the affirmative vote of the holders of a majority of the shares of Class A common stock and Class B common stock entitled to vote and who actually cast a vote at the special meeting, voting as a single class. Please disclose the percentage of public shares that would be required to approve the proposals if only a quorum of SVAC shares are present, assuming no redemption and maximum redemptions are made.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 27 and 100 of Amendment No. 1. The Company respectfully advises the Staff that the number of redemptions does not affect the percentage of public shares that would be required to approve the proposals detailed above since (i) public shareholders have the ability to vote on the proposals even if they exercise their redemption rights and (ii) public shares submitted for redemption will remain outstanding until immediately prior to the consummation of the Business Combination and therefore will still be outstanding at the time of the stockholder vote on the proposals.

28.	Please include a form of proxy with your next amended proxy statement.

Response: The form of proxy is included with Amendment No. 1.

* * * * *

Please do not hesitate to contact the undersigned at 212-872-1053, with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Alice Hsu Alice Hsu

cc: Martin D. McNulty, Jr., Starboard Value Acquisition Corp.

Victor Semah, Cyxtera Technologies, Inc.

Erika Weinberg, Latham & Watkins LLP